Exhibit 99.1

Bezeq The Israel Telecommunication Corp. Limited

To: The Tel Aviv Stock Exchange	To: The Israeli Securities Authority

Tel-Aviv, Israel - November 29, 2010 - Bezeq - The Israel Telecommunication Corp., Limited (TASE: BEZQ), announced that on November 28, 2010, Eurocom DBS Ltd. ("Eurocom DBS"), a shareholder of D.B.S. Satellite Services (1998) Ltd. ("DBS"), had completed the purchase of all of the DBS shares held by Gilat D.B.S. Ltd., Lidan Investment Agencies (1994) Ltd. Polar Communications Ltd. and  Mr. Yoav Harlap and his company, Naniach Ltd., after obtaining all of the necessary approvals. Eurocom DBS is a private company controlled by the Eurocom Group.

The remaining shareholder in DBS other than Eurocom DBS, is Bezeq - The Israel Telecommunication Corp., Ltd.

According to Eurocom DBS, the purchased shares, which constitute approximately 17.62% of outstanding share capital of DBS, will be held in trust pursuant to regulatory requirements, as well the other DBS shares (32.6% of the outstanding shares) owned by Eurocom DBS. With the addition of the newly purchased shares the trustee holds 50.22% of the outstanding share capital of DBS.